

M B K Y

Marin Backyards LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%
Target Raise Amount: $55,000
Offering End Date: March 5, 2024

Repayment Period: 2 years (24 months)
Minimum Raise Amount: $10,000

Company Details:

Name: Marin Backyards LLC
Founded: August 5, 2020
Address: 690 Redwood Hwy
Mill Valley, CA 94941

Industry: Sporting Goods Retailers
Employees: 1
Website: https://marinbackyards.com/

Use of Funds Allocation:

If the maximum raise is met:

$51,700 (94.00%) – of the proceeds will go towards working capital- inventory
$3,300 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 547 Followers

SMBX



Business Metrics:

	FY21	FY22	YTD 12/31/2023
Total Assets	$34,548	$166,862	$114,235
Cash & Cash Equivalents	$12,780	$103,957	$11,897
Accounts Receivable	$124	$2,099	$1,249
Short-term Debt	$22,406	$92,988	$104,102
Long-term Debt	$0	$0	$45,535
Revenue	$88,410	$650,602	$808,366
Cost of Goods Sold	$34,134	$353,652	$417,906
Taxes	$0	$0	$0
Net Income	$3,785	-$5,355	$7,690

Recognition:

Marin Backyards LLC (DBA Marin Backyards) is very connected to the community. They host events and workshops and provide outdoor activities that connect families to their neighbors and each other. They are a retail brick-and-mortar store specializing in high-end playground and sporting equipment, outdoor living products, backyard sheds, sports courts, and more. They offer assembling, maintenance, and repair services, and removals and relocations of the products they offer. Through their E-Commerce website, they ship products all over the United States. They carry exclusive industry-leading brands focused on quality and innovation.

About:

Marin Backyards LLC (DBA Marin Backyards) is a family-owned haven for safe, innovative play products that inspire kids to explore, build, and thrive. They curate a collection of industry-leading brands, ensuring families invest in quality that fuels years of laughter and learning.

For more information, contact our Customer Support Team at support@thesmbx.com

